UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
				Washington, D. C. 20549

					SCHEDULE 13 G
					(Rule 13d-102)

	INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
				PURSUANT TO RULE 13d-2(b)
				Amendment No. __5__

				PSYCHEMEDICS CORPORATION
					Name of Issuer

				____________COMMON__________
				Title of Class of Securities

				__________744375106___________
					CUSIP Number

				________December 31, 2001______
		Date of Event Which Requires Filing of This Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[ ]Rule 13d-1(b)

	[X]Rule 13d-1(c)

	[ ]Rule 13d-1(d)

CUSIP NO.   744375106  			13G			Page 1 of 5



1.	NAMES OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

	Richard T. Christoph,
	Richard T. Christoph, Trustee of the Richard T. Christoph
		Living Trust,
	Richard T. Christoph IRA,
	Ann B. Christoph, IRA
	Richard T. Christoph, Trustee of the Carla C. McMahon
		Trust, and
	Christoph Securities, Inc. (36-2715512)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	[a]	[   ]
	[b]	[   ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	All above persons are U.S. Citizens except for Christoph
	Securities, Inc., which is an Illinois corporation.

NUMBER OF		5.	SOLE VOTING POWER
SHARES				2,325,150
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY 				   -0-
EACH			7.	SOLE DISPOSITIVE POWER
REPORTING				2,325,150
PERSON		8.	SHARED DISPOSITIVE POWER
WITH					   -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON

		2,325,150 as of December 31, 2001

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*	[  ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	11.05272% of 21,036,895 shares outstanding as last reported


CUSIP NO.   744375106  			13G			Page 2 of 5

12.	TYPE OF REPORTING PERSON*

	Richard T. Christoph			IN
	Richard T. Christoph, Trustee of
		the Richard T. Christoph
		Living Trust			IN
	Richard T. Christoph IRA		IN
	Ann B. Christoph IRA			IN
	Richard T. Christoph, Trustee
		of Carla C. McMahon Trust	IN
	Christoph Securities, Inc.		CO


Item 1(a)		Name of Issuer:

			Psychemedics Corporation

Item 1(b)		Address:

			1280 Massachusetts Ave., Suite 200
			Cambridge, MA 02138

Item 2(a)		Name of Person Filing:

			Richard T. Christoph,
			Richard T. Christoph, Trustee of the
				Richard T. Christoph, Living Trust,
			Richard T. Christoph IRA,
 			Ann B. Christoph IRA,
			Richard T. Christoph, Trustee of the
				Carla C. McMahon Trust, and
			Christoph Securities, Inc.

Item 2(b)		Address:

			1650 Tall Grass Lane
			Lake Forest, Illinois 60045

Item 2(c)		Citizenship:

			All above persons are U.S. Citizens, except for Christoph Securities, Inc., which is an Illinois corporation.

Item 2(d)		Title of Class of Securities:

			Common

Item 2(e)		CUSIP Number:

			744375106



CUSIP NO.   744375106  			13G			Page 3 of 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b),
or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

	(b) [  ]  Bank as defined in Section 3(a)(6) of the
	Exchange Act.

	(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

	(e) [  ]  An investment adviser in accordance with Rule
	13d-1(b)(1)(ii)(E);

	(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j) [  ]  Group, in accordance with Rule 13d-(b)(1)(ii)(J).

	If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		2,325,150

	(b)	Percent of class:

	11.05272% of 21,036,895 shares outstanding as last reported.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote  2,325,150

CUSIP NO.   744375106  			13G			Page 4 of 5

	(ii)	Shared power to vote or to direct the vote   -0-

	(iii)	Sole power to dispose or to direct the disposition of
		2,325,150

	(iv)	Shared power to dispose or to direct the disposition
		of  -0-

The shares of stock owned by each person is as follows:

		Richard T. Christoph IRA			1,538,900
		Richard T. Christoph, Trustee of the
			Richard T. Christoph Trust		  260,450
		Ann B. Christoph IRA				   15,300
		Richard T. Christoph, Trustee of the
			Carla C. McMahon Trust			  171,500
		Christoph Securities, Inc.			  339,000

	The above persons own a total of 2,325,150 shares of stock of the issuer, representing 11.05272% of the outstanding shares as last reported.

Item 5	Ownership of Five Percent or Less of a Class:	N/A

Item 6	Ownership of More than Five Percent on Behalf of
		Another Person:	N/A

Item 7	Identification and Classification of the Subsidiary
		which Acquired the Security Being Reported on the
		Parent Holding Company:		N/A


Item 8	Identification and Classification of Members of the
		Group:	N/A

Item 9	Notice of Dissolution of Group:	N/A


CUSIP NO.   744375106  			13G			Page 5 of 5


Item 10		Certification:

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date:  		January 17, 2002




	Signature:	_____/S/  Richard T. Christoph_____
	Name/Title:	Richard T. Christoph, individually, as
			Trustee of the Richard T. Christoph
			Trust, on behalf of the Richard T.
			Christoph IRA, as Trustee of the Carla C.
			McMahon Trust, and as President of
			Christoph Securities, Inc.

	Date:  		January 17, 2002




	Signature:	______/S/ Ann B. Christoph_____

	Name/Title:	Ann B. Christoph, on behalf of the
			Ann B. Christoph IRA









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